Securities and Exchange Commission
RECEIVED
FEB 01 2008
Office of Compliance Inspection and Examinations

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

08030481

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 48271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aegis Energy Advisors Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garfield L. Miller, III 212-245-2552
(Area Code- Telephone Number)

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Garfield L. Miller, III swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Energy Advisors Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

FLORENCE ROSTAMI GOURAN
Notary Public, State of New York
No. 02RO6121484
Qualified in New York County
Commission Expires January 18, 20 09

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

AEGIS ENERGY ADVISORS CORP.

CONTENTS
December 31, 2006

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Aegis Energy Advisors Corp.

We have audited the accompanying statement of financial condition of Aegis Energy Advisors Corp. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aegis Energy Advisors Corp. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP
GOLDSTEIN GOLUB KESSLER LLP

February 26, 2007, except for Notes 6 and 7,
as to which the date is January 30, 2008

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

AEGIS ENERGY ADVISORS CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006	(as restated - see Note 7)
ASSETS	
Cash	$1,333,636
Investment in U.S. Treasury Bill - at market value	49,611
Fees Receivable	60,000
Receivable from Broker	4,251
Security Deposit	16,435
Furniture and Equipment, net of accumulated depreciation of $9,435	1,352
Prepaid Expenses	33,172
Total Assets	$1,498,457
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Pension Plan costs	$ 354,410
Accrued expenses	38,388
Total liabilities	392,798
Shareholder's Equity:	
Common stock - $1 par value; authorized, issued and outstanding 510 shares	510
Additional paid-in capital	1,374,499
Accumulated deficit	(269,350)
Total shareholder's equity	1,105,659
Total Liabilities and Shareholder's Equity	$1,498,457

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Aegis Energy Advisors Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD").

The Company provides strategic and financial advisory services to clients in the global energy industry. Advisory fee revenue is recognized by the Company when services provided are substantially complete.

Securities owned are stated at quoted market values, with the resulting unrealized gains and losses reflected in shareholder's equity.

Deferred income taxes arise primarily from the Company's policy of reporting on the cash basis for income tax purposes.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

The Company has restated its previously issued 2006 financial statements (see Notes 6 and 7).

2. RECEIVABLE FROM BROKER:

At December 31, 2006, the security owned and the amount receivable from broker reflected in the statement of financial condition is a security position with and an amount due from one broker.

3. INCOME TAXES:

No provision for federal income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal income tax payments, and state taxes are payable at reduced rates. The Company is liable for local income taxes. The Company elects to prepare its tax returns on the cash basis.

4. COMMITMENT:

The Company entered into lease agreements for office space for a combined amount of $9,355 per month plus expenses for office administration, phone and maintenance, for two office locations. Both leases are annual from February 1 to January 31 of the following year and include 30 days' notice to terminate.

5. NET CAPITAL REQUIREMENT:

As a broker-dealer and member organization of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2006, the Company had net capital of $994,451, which exceeded its requirement of $26,187 by $968,264.

6. BENEFIT PLAN:

Effective January 1, 2006, the Company established a qualified noncontributory pension plan (the "Pension Plan") covering two participants who met certain age and eligibility requirements. The benefits are based on years of service and the participant's compensation. The benefits become vested after three years of service. Upon the participant's retirement at age 65, the accrued benefit will be paid on a monthly basis over the estimated life of the participant. The Company's funding policy is to contribute the amount necessary to fund the accrued benefits under the Pension Plan. Pension Plan assets are invested in guaranteed annuity contracts issued by Guardian Life Insurance Company ("insurer"). The Pension Plan cost accrued in 2006 was $354,410. Since there are no benefits under the Pension Plan other than those provided under the guaranteed annuity contracts, there is no projected or accumulated benefit obligation, and the Company has no further liability to fund retirement benefits beyond those benefits purchased by the Company under an annuity policy issued by the insurer.

7. RESTATEMENT:

The Company has restated its statement of financial condition for 2006 to reflect Pension Plan costs which were not previously accrued. The information below reflects the restatement:

	As of December 31, 2006	
	As reported	As restated
Statement of Financial Condition:		
Liabilities - Pension Plan costs		$ 354,410
Retained earnings (accumulated deficit)	$74,260	(269,350)

AEGIS ENERGY ADVISORS CORP.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2006

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Shareholder of
Aegis Energy Advisors Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Aegis Energy Advisors Corp. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except as follows:

> The Company adopted a pension plan in 2006. However, the Company did not record the pension plan costs and disclose the plan in its financial statements. The result of not recording this expense was a failure to keep current the Company's books and records. This occurred due to a separation of providers for tax services and audit services which resulted in a communications gap. This communications gap has been resolved and the Company has amended its focus report and financial statements to correct this bookkeeping error.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 26, 2007, except for the seventh and eighth paragraphs above, as to which the date is January 30, 2008

END